August 28, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. John Reynolds

Re:	Millennium Healthcare Inc.

Amendment to Form 10

Filed July 24, 2014

File No. 000-55009

Dear Mr. Reynolds:

Millennium HealthCare Inc. (the “Company”) hereby submits a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff letter, dated July 8, 2014, addressed to the Company’s Chief Executive Officer, Dominick Sartorio, with respect to the Company’s Amendment No. 5 to its Registration Statement on Form 10 filed with the Securities and Exchange Commission on July 25, 2014, file number 000-55009 (“Registration Statement”).

As requested by the Staff, set forth below is the manner in which the Company will comply with the Staff’s comments. The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

Staff Comment:

General

1.	We note your response to comment 1 of our letter dated July 8, 2014 and we reissue the comment. Please expand the disclosure to provide the material terms of the CDx Distribution Agreement.

Response: We have expanded the disclosure to provide the material terms of the CDx Distribution Agreement.

Notes to Consolidated Financial Statements - March 31. 2014 and 2013 (Unaudited) Note 6 - Fair Value Measurements. page 70

2.	We note your response to prior comment 3. Please refer us to the specific section in your amendment No. 5 to the Form 10 filed on July 24, 2014 where you provided the reconciliation from the beginning balances to the ending balances of all your fair value measurements categorized within level 3 of the fair value hierarchy as of March 31, 2014. If this disclosure was not included in your filing, please revise your filing to provide such information. Please also ensure you include the additional disclosure in your future Exchange Act filings.

Response: We have updated the Registration Statement to include the reconciliation from the beginning to the ending balance of our level 3 fair value measurements which are included in Note 6 to the interim updated financial statements as of and for the period ending June 30, 2014.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Andrea Cataneo at (212) 930-9700.

Very truly yours,
Millennium Healthcare Inc.

By:	/s/ Dominick Sartorio
Chief Executive Officer